GENERAL BUSINESS: 1-631-843-5500 FAX: 1 -631 -843-5680 www.henryschein.com

September 28, 2023

VIA ELECTRONIC TRANSMISSION

Amy Geddes

Theresa Brillant

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:   Henry Schein, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed February 21, 2023

File No. 000-27078

Dear Ms. Geddes and Ms. Brillant:

Reference is made to the comments of the staff of the Securities and Exchange Commission, with respect to the Form 10-K for the fiscal year ended December 31, 2022 of Henry Schein, Inc. (the “Company”), in your letter dated September 26, 2023 (the “Comment Letter”).

The Company hereby requests an extension to October 25, 2023 to respond to the Comment Letter (which is an additional 10 business days beyond the original due date set forth in the Comment Letter).

Please contact me at (631) 944-0430 should you have any questions.

Very truly yours,

HENRY SCHEIN, INC.

By:	/s/ Jennifer Ferrero
Name: Jennifer Ferrero
Title: Vice President, Senior Counsel & Corporate Secretary